Exhibit 4.1

SCHOLASTIC CORPORATION
DESCRIPTION OF SECURITIES

As of May 31, 2020, Scholastic Corporation had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended - the Common Stock.

I. DESCRIPTION OF OUR COMMON STOCK

The following is a description of the material terms of our Common Stock as described in the Company’s amended and restated certificate of incorporation and any amendments thereto and our amended and restated by-laws, and is qualified in its entirety by reference to such restated certificate of incorporation and amended and restated by-laws. We have filed copies of these documents as exhibits to our periodic reports filed with the SEC each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit is a part.

Our authorized capital stock presently consists of: 4,000,000 shares of Class A Stock par value $.01 per share, 2,000,000 shares of preferred stock, par value $1.00 per share and 70,000,000 shares of Common Stock, par value $.01 per share. As of June 30, 2020, 32,530,986 shares of Common Stock were outstanding, 1,656,200 shares of Class A were outstanding and zero shares of Preferred Stock were outstanding.

Voting Rights

The holders of the Class A Stock and the holders of Common Stock are entitled to one vote per share on matters on which they are entitled to vote. The only voting rights vested in the holders of Common Stock, except as required by law, are the election of such number of directors as shall equal at least one-fifth of the members of the Board. The Class A Stock are entitled to elect all other directors and to vote on all other matters.

Dividends

The Class A and Common stock are entitled to receive dividends on an equal basis, as the board of directors may, from time to time, declare from of funds legally available.

Liquidation

In the event of the liquidation, dissolution or winding up of our Company, the holders of the Class A Stock and the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities

Other Rights

The Class A Stock can be converted to Common Stock at any time at the option of the holder. The Common Stock does not have any conversion rights. Neither of the Class A Stock or the Common Stock has preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Class A Stock or Common Stock. All outstanding shares of Class A and the Common Stock are fully paid and non-assessable.

Subject to the rules and regulations of NASDAQ, the authorized but unissued shares of Common Stock will be available for future issuance without additional stockholder approval.

The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of the Class A Stock, and any shares of any series of Preferred Stock which we may designate and issue in the future.

Exhibit 4.1

NASDAQ Listing

Our common stock is listed on the NASDAQ Global Select Market on the NASDAQ Stock Market LLC under the symbol “SCHL”.